Exhibit 4.7

DESCRIPTION OF SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of registered Securities of Progressive Care Inc. (“us,” “our,” “we” or the “Company”) is intended as a summary only and therefore is not a complete description of our capital stock. This description is based upon, and is qualified by reference to, our amended and restated certificate of incorporation and our amended and restated bylaws and applicable provisions of the Delaware General Corporate Law (the “DGCL”). We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws which are incorporate by reference as Exhibits 3.1 and 3.8 to the Annual Report on Form 10-K of which this Exhibit 4.7 is a part, for the provisions that are important to you.

Capitalization

Our authorized capital stock consists of One Hundred Million (100,000,000) shares of common stock, par value $0.0001 per share, and Ten Million (10,000,000) shares of preferred stock. Of the 10,000,000 shares of preferred stock that the Company is authorized to issue, (i) One Hundred Thousand (100,000) shares are designated as Series B Preferred Stock, par value $0.001 per share and a stated value of $2,000 per share and (ii) Nine Million Nine Hundred Thousand (9,900,000) shares of undesignated preferred shares, par value $0.0001 per share.

Common Stock

Dividend Rights

We have not paid any cash dividends to our shareholders. The declaration of any future cash dividends is at the discretion of our board of directors and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

The holders of the common stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, our net assets shall be distributed pro rata to the holders of the common stock in accordance with their respective rights and interest.

Voting Rights

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of common stock do not have cumulative voting rights. The holders of common stock are entitled to dividends if declared by the Board of Directors. There are no redemption or sinking fund provisions applicable to the common stock, and holders of common stock are not entitled to any preemptive rights with respect to additional issuances of common stock by the Company.

Other Rights and Preferences

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of our Series B Preferred Stock and shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

We are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. If the approval of our stockholders is not required for the issuance of shares of our preferred stock, our board may determine not to seek stockholder approval. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Series B Convertible Preferred Stock

Maturity

Subject to the redemption and conversion rights described below, shares of Series B Convertible Preferred Stock are perpetual securities.

Dividends

In addition to stock dividends or distributions for which adjustments are to be made pursuant to Certain Adjustments, holders of Series B Convertible Preferred Stock shall be entitled to receive, and the Company shall pay, as and when declared by the Board of Directors of the Company out of the assets of the Company properly applicable to the payment of dividends, dividends paid on Common Stock with each share of Series B Convertible Preferred Stock treated on an as-converted basis. Dividends will be prorated for stub periods. The Company shall not pay any dividends on the Common Stock unless the Company simultaneously complies with this dividend policy.

Voting Rights

The Series B Convertible Preferred Stock shall vote as a single class with the shares of Common Stock. Each share of Series B Convertible Preferred Stock shall have the voting rights equivalent to 100,000 shares of Common Stock (subject to adjustment for any stock split, reverse split, recapitalization or reorganization).

Consent Rights

So long as any shares of Series B Convertible Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the holders of a majority of the then-outstanding shares of Series B Convertible Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series B Convertible Preferred Stock or alter or amend the Certificate of Designation, (b) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (c) increase the number of authorized shares of Series B Convertible Preferred Stock, or (d) enter into any agreement with respect to any of the foregoing.

Right to Receive Liquidation Distributions

The Series B Convertible Preferred Stock ranks senior to our common stock as to distribution of assets upon liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary. The shares of Series B Convertible Preferred Stock shall have a liquidation preference to all other class of stock of the Company in the amount of $2,000 per share. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Series B Convertible Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company (i) $2,000 per share plus (ii) the same amount that a holder of common stock would receive if the Series B Convertible Preferred Stock were fully converted to common stock which amounts shall be paid pari passu with all holders of common stock.

Conversion Rights

Each share of Series B Convertible Preferred Stock shall be convertible, at any time and from time to time from and after the Original Issue Date at the option of the holder thereof, into that number of shares of Common Stock determined by dividing the State Value of such share of Series B Convertible Preferred Stock by the Conversion Price. The Conversion Price for the Series B Convertible Preferred Stock shall equal $0.02, subject to Certain Adjustments, such as those in connection with a Fundamental Transaction or Subsequent Rights Offering, among others.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

●	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock;
●	plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Our Charter Documents

Our charter documents include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our stockholders. Certain of these provisions are summarized in the following paragraphs.

Effects of authorized but unissued common stock. One of the effects of the existence of authorized but unissued common stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Cumulative Voting. Our Certificate of Incorporation, as amended, does not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors.

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 9,900,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ClearTrust, LLC.